May 25, 2023

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, DC 20549
Attention: Stephany Yang
Claire Erlanger

Re: Levi Strauss & Co.
Form 10-K for fiscal year ended November 27, 2022
Commission File No.: 001-06631

Dear Ms. Yang and Ms. Erlanger:
This letter is being submitted in response to the comment letter dated May 11, 2023 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Commission”) addressed to Nanci Prado, Deputy General Counsel of Levi Strauss & Co. (the “Company”). This letter contains the Company’s responses to the Comment Letter. For your convenience, each comment is repeated below, followed by the Company’s response.
Response Letter Dated May 2, 2023
Appendix A, page 5

We note that on the last page of Appendix A, you disclose Adjusted Diluted Earnings Per Share at the bottom of your reconciliation of net income to Adjusted Net Income. Please revise to present a reconciliation of diluted EPS to Adjusted Diluted EPS. Additionally, wherever you present a Non-GAAP margin measure in Appendix A, please revise to disclose the most comparable margin presented in accordance with GAAP.

The Company respectfully acknowledges the Staff’s comment and confirms that the Company will present a reconciliation of diluted EPS to Adjusted Diluted EPS and include comparable margins presented in accordance with GAAP whenever we present a non-GAAP margin measure in future periodic filings. The Company expects that this will be substantially similar to the reconciliation included in Appendix A, which has been illustratively amended for the Staff’s reference.

If you have any questions or comments regarding this response, please call the undersigned at 415-501-1068. Thank you very much for your attention to this matter.

Very truly yours,
/s/ NANCI PRADO
Nanci Prado, Deputy General Counsel

cc: Seth Jaffe, Chief Legal Officer
Harmit Singh, Chief Financial and Growth Officer
Lisa Stirling, Global Controller

Appendix A

Non-GAAP Financial Measures
Adjusted Gross Profit, Adjusted Gross Margin, Adjusted SG&A, Adjusted EBIT, Adjusted EBIT Margin, Adjusted EBITDA, Adjusted Net Income, Adjusted Net Income Margin, and Adjusted Diluted Earnings per Share
We define the following non-GAAP financial measures as follows:

Most comparable GAAP measure	Non-GAAP financial measure	Non-GAAP measure definition
Gross profit	Adjusted gross profit	Gross profit excluding COVID-19 related inventory costs and acquisition related charges
Gross margin	Adjusted gross margin	Adjusted gross profit as a percentage of net revenues
Selling, general and administration ("SG&A") expenses	Adjusted SG&A	SG&A expenses excluding the impact of changes in fair value on cash-settled stock-based compensation, COVID-19 related charges, acquisition and integration related charges, impairment charges and early termination gains, net and restructuring related charges, severance and other, net.
SG&A margin	Adjusted SG&A margin	Adjusted SG&A as a percentage of net revenues
Net income	Adjusted EBIT	Net income excluding income tax expense, interest expense, other income, net, loss on early extinguishment of debt, the impact of changes in fair value on cash-settled stock-based compensation, COVID-19 related inventory costs and other charges, acquisition and integration related charges, impairment charges and early termination gains, net and restructuring and restructuring related charges, severance and other, net.
Net income margin	Adjusted EBIT margin	Adjusted EBIT as a percentage of net revenues.
Net income	Adjusted EBITDA	Adjusted EBIT excluding depreciation and amortization expense
Net income	Adjusted net income
Net income excluding loss on early extinguishment of debt, the impact of changes in fair value on cash-settled stock-based compensation, COVID-19 related inventory costs and other charges, acquisition and integration related charges, impairment charges and early termination gains, net, restructuring and restructuring related charges, severance and other, net, unrealized gains on equity securities, and re-measurement of our deferred tax assets and liabilities based on the lower rates as a result of the Tax Cuts and Jobs Act ("Tax Act"), adjusted to give effect to the income tax impact of such adjustments.

Net income margin	Adjusted net income margin	Adjusted net income as a percentage of net revenues
Diluted earnings per share	Adjusted diluted earnings per share	Adjusted net income per weighted-average number of diluted common shares outstanding
We believe Adjusted gross profit, Adjusted gross margin, Adjusted SG&A, Adjusted SG&A margin, Adjusted EBIT, Adjusted EBIT margin, Adjusted net income, Adjusted EBITDA, Adjusted net income margin and Adjusted diluted earnings per share are useful to investors because they help identify underlying trends in our business that could otherwise be masked by certain expenses that we include in calculating gross margin, gross profit, SG&A expenses, SG&A margin and net income but that can vary from company to company depending on its financing, capital structure and the method by which its assets were acquired, and can also vary significantly from period to period. Our management also uses Adjusted EBIT in conjunction with other GAAP financial measures for planning purposes, including as a measure of our core operating results and the effectiveness of our business strategy, and in evaluating our financial performance.
Adjusted gross profit, Adjusted gross margin, Adjusted SG&A, Adjusted SG&A margin, Adjusted EBIT, Adjusted EBIT margin, Adjusted EBITDA, Adjusted net income, Adjusted net income margin and Adjusted diluted earnings per share have limitations as analytical tools and should not be considered in isolation or as a substitute for an analysis of our results prepared and presented in accordance with GAAP. Some of these limitations include:
•Adjusted EBIT, Adjusted EBIT margin and Adjusted EBITDA do not reflect income tax payments that reduce cash available to us;

Appendix A
•Adjusted EBIT, Adjusted EBIT margin and Adjusted EBITDA do not reflect interest expense, or the cash requirements necessary to service interest or principal payments on our indebtedness, which reduces cash available to us;
•Adjusted EBIT, Adjusted EBIT margin and Adjusted EBITDA exclude other income, which includes realized and unrealized gains and losses on our forward foreign exchange contracts and transaction gains and losses on our foreign exchange balances, although these items affect the amount and timing of cash available to us when these gains and losses are realized;
•Adjusted net income, Adjusted net income margin and Adjusted diluted earnings per share exclude COVID-19 government subsidy gains, unrealized gains on marketable equity securities originating in prior years, and loss on early extinguishment of debt;
•all of these non-GAAP financial measures exclude the expense resulting from the impact of changes in fair value on our cash-settled stock-based compensation awards;
•all of these non-GAAP financial measures exclude COVID-19 related inventory costs and other charges, acquisition and integration charges, impairment charges and early termination gains, net, and restructuring and restructuring related charges, severance and other, net which can affect our current and future cash requirements;
•all of these non-GAAP financial measures exclude certain other SG&A expense items, which include charges related to an international customs audit as well as severance, transaction and deal related costs, which can affect our current and future cash requirements;
•the expenses and other items that we exclude in our calculations of all of these non-GAAP financial measures may differ from the expenses and other items, if any, that other companies may exclude from all of these non-GAAP financial measures or similarly titled measures;
•Adjusted EBITDA excludes the recurring, non-cash expenses of depreciation of property and equipment and, although these are non-cash expenses, the assets being depreciated may need to be replaced in the future; and
•Adjusted net income, Adjusted net income margin and Adjusted diluted earnings per share do not include all of the effects of income taxes and changes in income taxes reflected in net income.
Because of these limitations, all of these non-GAAP financial measures should be considered along with net income and other operating and financial performance measures prepared and presented in accordance with GAAP.

Appendix A
Adjusted Gross Profit:
The following table presents a reconciliation of gross profit, the most directly comparable financial measure calculated in accordance with GAAP, to Adjusted gross profit for each of the periods presented.

	Year Ended
	November 27, 2022	November 28, 2021

	(Dollars in millions)
Most comparable GAAP measure:
Gross profit	$3,548.8	$3,346.7

Non-GAAP measure:
Gross profit	$3,548.8	$3,346.7
COVID-19 related inventory costs(1)	1.4	(15.1)
Acquisition related charges (2)	2.0	3.9
Adjusted gross profit	$3,552.2	$3,335.5

Gross margin	57.5%	58.1%
Adjusted gross margin	57.6%	57.9%
_____________
(1)    For the fiscal year ended November 28, 2021, the reductions in COVID-19 related inventory charges are primarily related to reductions in our estimate of adverse fabric purchase commitments, initially recorded in the second quarter of 2020.
(2)    Acquisition related charges include the inventory markup above historical carrying value associated with the Beyond Yoga acquisition.

Appendix A
Adjusted SG&A:
The following table presents a reconciliation of SG&A, the most directly comparable financial measure calculated in accordance with GAAP, to Adjusted SG&A for each of the periods presented.

	Year Ended
	November 27, 2022	November 28, 2021

	(Dollars in millions)
Most comparable GAAP measure:
Selling, general and administrative expenses	$2,893.2	$2,652.2

Non-GAAP measure:
Selling, general and administrative expenses	$2,893.2	$2,652.2
Impact of changes in fair value on cash-settled stock-based compensation	(0.6)	(4.2)
COVID-19 related charges(1)	(3.9)	(5.4)
Acquisition and integration related charges	(6.0)	(3.8)
Impairment charges and early termination gains, net(2)	(33.2)	—
Restructuring related charges, severance and other, net(3)	(10.3)	(16.2)
Adjusted SG&A	$2,839.2	$2,622.6

SG&A margin	46.9%	46.0%
Adjusted SG&A margin	46.0%	45.5%
_____________
(1)For the year ended November 28, 2021, the COVID-19 related charges primarily include reductions in allowances related to customer receivables partially offset with impairment charges of certain retail store related assets.
(2)For the year ended November 27, 2022, impairment charges and early termination gains, net include $4.1 million of property, plant and equipment, $11.6 million of goodwill and $33.3 million of certain store right-of-use assets, net of a $15.8 million on the early termination of store leases related to the Russia-Ukraine crisis.
(3)For the year ended November 27, 2022, restructuring related charges, severance and other, net includes $7.3 million of charges related to the Russia-Ukraine crisis. Other, net includes charges related to an international customs audit, transaction and deal related costs.

Appendix A
Adjusted EBIT and Adjusted EBITDA:
The following table presents a reconciliation of net income, the most directly comparable financial measure calculated in accordance with GAAP, to Adjusted EBIT and Adjusted EBITDA for each of the periods presented.

	Year Ended
	November 27, 2022	November 28, 2021

	(Dollars in millions)
Most comparable GAAP measure:
Net income	$569.1	$553.5

Non-GAAP measure:
Net income	$569.1	$553.5
Income tax expense	80.5	26.7
Interest expense	25.7	72.9
Other income, net	(28.8)	(3.4)
Loss on early extinguishment of debt	—	36.5
Impact of changes in fair value on cash-settled stock-based compensation	0.6	4.2
COVID-19 related inventory costs and other charges	5.3	(9.7)
Acquisition and integration related charges(1)	8.0	7.7
Impairment charges and early termination gains, net(2)	33.2	—
Restructuring and restructuring related charges, severance and other, net(3)	19.4	24.5
Adjusted EBIT	$713.0	$712.9
Depreciation and amortization(4)	154.5	142.0
Adjusted EBITDA	$867.5	$854.9

Net income margin	9.2%	9.6%
Adjusted EBIT margin	11.6%	12.4%
_____________
(1)Acquisition and integration related charges include the inventory markup above historical carrying value as well as SG&A expenses associated with the Beyond Yoga acquisition.
(2)For the year ended November 27, 2022, impairment charges and early termination gains, net include $4.1 million of property, plant and equipment, $11.6 million of goodwill and $33.3 million of certain store right-of-use assets, net of a $15.8 million on the early termination of store leases related to the Russia-Ukraine crisis.
(3)For the year ended November 27, 2022, restructuring and restructuring related charges, severance and other, net includes $7.3 million of charges related to the Russia-Ukraine crisis. Other, net includes charges related to an international customs audit, transaction and deal related costs.
(4)Depreciation and amortization amount net of amortization included in Restructuring and restructuring related charges, severance and other, net.

Appendix A
Adjusted Net Income
The following table presents a reconciliation of net income, the most directly comparable financial measure calculated in accordance with GAAP, to Adjusted net income for each of the periods presented.

	Year Ended
	November 27, 2022	November 28, 2021

	(Dollars in millions)
Most comparable GAAP measure:
Net income	$569.1	$553.5

Non-GAAP measure:
Net income	$569.1	$553.5
Loss on early extinguishment of debt	—	36.5
Impact of changes in fair value on cash-settled stock-based compensation	0.6	4.2
COVID-19 related inventory costs and other charges(1)	(7.2)	(9.7)
Acquisition and integration related charges(2)	8.0	7.7
Impairment charges and early termination gains, net(3)	33.2	—
Restructuring and restructuring related charges, severance and other, net(4)	19.4	24.5
Unrealized gains on equity securities(5)	(19.9)	—
Tax impact of adjustments(6)	0.7	(15.8)
Adjusted net income	$603.9	$600.9

Net income margin	9.2%	9.6%
Adjusted net income margin	9.8%	10.4%
_____________
(1)For the year ended November 27, 2022, the net reduction primarily reflects a payment received from the German government as reimbursement for COVID-19 losses incurred in prior years. For the year ended November 28, 2021, the net reduction in COVID-19 related inventory costs and other charges recognized mainly represents reductions in COVID-19 related inventory charges, as a result of reductions in our estimate of adverse fabric purchase commitments and allowances related to customer receivables partially offset with impairment charges of certain retail store related assets.
(2)Acquisition and integration related charges includes the inventory markup above historical carrying value as well as SG&A expenses associated with the Beyond Yoga acquisition.
(3)For the year ended November 27, 2022, impairment charges and early termination gains, net include $4.1 million of property, plant and equipment, $11.6 million of goodwill and $33.3 million of certain store right-of-use assets, net of a $15.8 million on the early termination of store leases related to the Russia-Ukraine crisis.
(4)For the year ended November 27, 2022, restructuring and restructuring related charges, severance and other, net includes $7.3 million of charges related to the Russia-Ukraine crisis. Other, net includes charges related to an international customs audit, transaction and deal related costs.
(5)The unrealized gains on marketable equity securities is related to an out-of-period adjustment recognized in the fourth quarter of 2022.
(6)Tax impact calculated using the annual effective tax rate, excluding discrete costs and benefits. For the year ended November 27, 2022, $4.0 million of incremental tax expense associated with the out-of-period adjustment recognized in the fourth quarter of 2022 have been excluded. Charges associated with the Russia-Ukraine crisis are non-deductible and therefore have not been tax effected. Refer to Note 20 for more information on the effective tax rate.

Appendix A
Adjusted Diluted Earnings per Share:
The following table presents a reconciliation of diluted earnings per share, the most directly comparable financial measure calculated in accordance with GAAP, to Adjusted diluted earnings per share for each of the periods presented.

	Year Ended
	November 27, 2022	November 28, 2021

	(Dollars in millions, except per share amounts)
Most comparable GAAP measure:
Diluted earnings per share	$1.41	$1.35

Non-GAAP measure:
Diluted earnings per share	$1.41	$1.35
Loss on early extinguishment of debt	—	0.09
Impact of changes in fair value on cash-settled stock-based compensation	—	0.01
COVID-19 related inventory costs and other charges(1)	(0.01)	(0.02)
Acquisition and integration related charges(2)	0.02	0.02
Impairment charges and early termination gains, net(3)	0.08	—
Restructuring and restructuring related charges, severance and other, net(4)	0.05	0.06
Unrealized gains on equity securities(5)	(0.05)	—
Tax impact of adjustments(6)	—	(0.04)
Adjusted diluted earnings per share	$1.50	$1.47
_____________
(1)For the year ended November 27, 2022, the net reduction primarily reflects a payment received from the German government as reimbursement for COVID-19 losses incurred in prior years. For the year ended November 28, 2021, the net reduction in COVID-19 related inventory costs and other charges recognized mainly represents reductions in COVID-19 related inventory charges, as a result of reductions in our estimate of adverse fabric purchase commitments and allowances related to customer receivables partially offset with impairment charges of certain retail store related assets.
(2)Acquisition and integration related charges includes the inventory markup above historical carrying value as well as SG&A expenses associated with the Beyond Yoga acquisition.
(3)For the year ended November 27, 2022, impairment charges and early termination gains, net include $4.1 million of property, plant and equipment, $11.6 million of goodwill and $33.3 million of certain store right-of-use assets, net of a $15.8 million on the early termination of store leases related to the Russia-Ukraine crisis.
(4)For the year ended November 27, 2022, restructuring and restructuring related charges, severance and other, net includes $7.3 million of charges related to the Russia-Ukraine crisis. Other, net includes charges related to an international customs audit, transaction and deal related costs.
(5)The unrealized gains on marketable equity securities is related to an out-of-period adjustment recognized in the fourth quarter of 2022.
(6)Tax impact calculated using the annual effective tax rate, excluding discrete costs and benefits. For the year ended November 27, 2022, $4.0 million of incremental tax expense associated with the out-of-period adjustment recognized in the fourth quarter of 2022 have been excluded. Charges associated with the Russia-Ukraine crisis are non-deductible and therefore have not been tax effected. Refer to Note 20 for more information on the effective tax rate.